Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated August 3, 2022 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

$423,000

Fixed to Floating Rate Notes due August 5, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors who seek (a) periodic interest payments that (i) for the Initial Interest Periods, are fixed at 5.00% per annum, and (ii) for each Interest Period (other than the Initial Interest Periods) are linked to a benchmark rate, which will initially be Compounded SOFR, as determined on each Determination Date, provided that this rate will not be less than the Minimum Interest Rate of 2.00% per annum or greater than the Maximum Interest Rate of 5.00% per annum with respect to the remaining Interest Periods (months 7 to 24), and (b) the return of their principal amount at maturity.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding February 5, 2023
Initial Interest Rate:	5.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 5th calendar day of February, May, August and November of each year, beginning on November 5, 2022 to and including the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Observation Periods:	With respect to each Interest Period after the Initial Interest Periods, the period from, and including, the second U.S. Government Securities Business Day immediately preceding the first day in that Interest Period to, but excluding, the second U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period, provided that if any Interest Period (after the Initial Interest Periods) is adjusted due to the postponement of an Interest Payment Date, the corresponding Observation Period will not be adjusted and will be determined based on that Interest Period prior to its adjustment
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the Benchmark Rate, as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate
Minimum Interest Rate:	2.00% per annum
Maximum Interest Rate:	5.00% per annum
Benchmark Rate:	Initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to Compounded SOFR or the then-current Benchmark Rate, then the applicable Benchmark Replacement as determined by the alternative procedures set forth under “What Is SOFR?” and “Annex A — Effect of Benchmark Transition Event” in this pricing supplement.
Determination Date:	For each Interest Period after the Initial Interest Periods, the U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period
Pricing Date:	August 3, 2022
Original Issue Date:	August 5, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	August 5, 2024, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(3)	Proceeds to Issuer
Per note	$1,000	$4	$996
Total	$423,000	$1,486.25	$421,513.75

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If all of the notes are not sold on the Pricing Date at the initial price to the public, the agent and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

(3) Wells Fargo Securities, LLC, which we refer to as WFS, acting as agent for JPMorgan Financial, will receive selling commissions from us and will pay selected dealers all or a portion of these selling commissions.  These selling commissions will vary and will be up to $4.00 per $1,000 principal amount note. The per note fees and commissions in the table above represent the maximum fees and commissions payable per $1,000 principal amount note.  The total fees and commissions in the table above represent the actual fees and commissions payable by us.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Wells Fargo Securities

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Compounded SOFR:

With respect to the Observation Period corresponding to any Interest Period (after the Initial Interest Periods), Compounded SOFR will be a compounded average of daily SOFR over such Observation Period, calculated as follows:

where:

“d0” means the number of U.S. Government Securities Business Days in that Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in that Observation Period;

“SOFRi” means, for any U.S. Government Securities Business Day “i” in that Observation Period, Daily SOFR with respect to that day, determined as set forth under “What Is SOFR?” in this pricing supplement;

“ni” means, for any U.S. Government Securities Business Day “i” in that Observation Period, the number of calendar days from, and including, that U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in that Observation Period.

Daily SOFR:	With respect to any U.S. Government Securities Business Day prior to a Benchmark Replacement Date, the Secured Overnight Financing Rate (“SOFR”) published for such U.S. Government Securities Business Day as such rate appears on the SOFR administrator’s website at 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day, provided that, if such rate does not so appear, then as determined by the alternative procedures set forth under “What Is SOFR?” in this pricing supplement.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Day:	Notwithstanding anything to the contrary in the accompanying product supplement, any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York City and is not a date on which banking institutions in New York City are authorized or required by law or regulation to be closed.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133DP87

JPMorgan Structured Investments —	PS- 1
Fixed to Floating Rate Notes

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The Interest Rate for an Interest Period after the Initial Interest Periods will be equal to the Minimum Interest Rate if the Benchmark Rate on the applicable Determination Date is less than or equal to 2.00% per annum. Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to 2.00% per annum, you may receive interest payments only at the Minimum Interest Rate for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE Benchmark Rate — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Benchmark Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors. We cannot predict the factors that may cause the Benchmark Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods).
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Benchmark Rate, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE OF THE NOTES IS CAPPED BY THE APPLICABLE MAXIMUM INTEREST RATE — After the Initial Interest Periods, the Interest Rate for each Interest Period is subject to a Maximum Interest Rate, regardless of any appreciation of the Benchmark Rate, which may be significant. The Maximum Interest Rate is 5.00% per annum with respect to the Interest Periods after the Initial Interest Periods (months 7 to 24).
•	THE BENCHMARK RATE WILL INITIALLY BE BASED ON COMPOUNDED SOFR, WHICH IS RELATIVELY NEW IN THE MARKETPLACE — For each Interest Period (after the Initial Interest Periods), the Interest Rate is based on the Benchmark Rate, which will initially be Compounded SOFR, a compounded average of Daily SOFR during the applicable Observation Period calculated as described under “Key Terms — Compounded SOFR” in this pricing supplement, and not on Daily SOFR published on or in respect of a particular date during that Observation Period. For this and other reasons, the Interest Rate for any Interest Period (after the Initial Interest Periods) may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate, including any compounded average SOFR published by the Federal Reserve Bank of New York (“FRBNY”). Further, if Daily SOFR in respect of a particular date during an Observation Period is negative, the inclusion of such Daily SOFR in the calculation of Compounded SOFR for the applicable Interest Period (after the Initial Interest Periods) will reduce the Interest Rate and the interest payable on the notes for that Interest Period.

JPMorgan Structured Investments —	PS- 2
Fixed to Floating Rate Notes

In addition, very limited market precedent exists for securities that use compounded SOFR as the base rate, and the method for calculating an interest rate based upon compounded SOFR in those precedents varies. Accordingly, the specific formula and related conventions (for example, observation periods) used for the notes may not be widely adopted by other market participants, if at all. Adoption of a different calculation method by the market likely would adversely affect the return on, value of and market for the notes.

•	INTEREST PAYMENTS WITH RESPECT TO EACH INTEREST PERIOD (AFTER THE INITIAL INTEREST PERIODS) WILL BE DETERMINED ONLY NEAR THE END OF THAT INTEREST PERIOD — The level of the Benchmark Rate applicable to each Interest Period (after the Initial Interest Periods) and, therefore, the amount of interest payable with respect to that Interest Period will be determined on the Determination Date. Because each Determination Date is near the end of the relevant Interest Period, you will not know the amount of interest payable with respect to that Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each Interest Payment Date.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. J.P. Morgan Securities LLC, which we refer to as JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the Benchmark Rate is not published or if the calculation agent determines on or prior to a Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to the Benchmark Rate, then the Benchmark Rate will be determined by the alternative procedures set forth under “What Is SOFR?” and “Annex A — Effect of Benchmark Transition Event” in this pricing supplement, which may adversely affect the return on and the market value of the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Benchmark Rate, which will initially be Compounded SOFR, on any day, the value of the

JPMorgan Structured Investments —	PS- 3
Fixed to Floating Rate Notes

notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:

•                     any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•                     the actual and expected volatility of the Benchmark Rate;

•                     the actual or potential cessation of Compounded SOFR;

•                     the time to maturity of the notes;

•                     interest and yield rates in the market generally, as well as the volatility of those rates; and

•                     a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Benchmark Rate

•	SOFR HAS A LIMITED HISTORY AND ITS FUTURE PERFORMANCE CANNOT BE PREDICTED BASED ON HISTORICAL PERFORMANCE — The publication of SOFR began in April 2018, and, therefore, it has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data has been released by the Federal Reserve Bank of New York (the “New York Fed”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. Changes in the levels of SOFR will affect Compounded SOFR and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the Benchmark Rate will be positive.
•	SOFR will be affected by a number of factors — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on SOFR. SOFR will depend on a number of factors, including, but not limited to:

•                     supply and demand for overnight U.S. Treasury repurchase agreements;

•                     sentiment regarding underlying strength in the U.S. and global economies;

•                     expectations regarding the level of price inflation;

•                     sentiment regarding credit quality in the U.S. and global credit markets;

•                     central bank policy regarding interest rates;

•                     inflation and expectations concerning inflation;

•                     performance of capital markets; and

•                     any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a negative effect on the performance of SOFR, on the payment of interest on the notes and on the value of the notes in the secondary market.

•	SOFR may be volatile AND MAY BE MORE VOLATILE THAN OTHER BENCHMARK OR MARKET INTEREST RATES — SOFR is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:

•                     sentiment regarding underlying strength in the U.S. and global economies;

•                     expectations regarding the level of price inflation;

•                     sentiment regarding credit quality in U.S. and global credit markets;

•                     central bank policy regarding interest rates; and

•                     performance of capital markets.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR, during corresponding periods. In addition, although changes in compounded SOFR generally are not expected to be as volatile as changes in Daily SOFR, the return on, value of and market for the notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

•	THE COMPOSITION AND CHARACTERISTICS OF SOFR ARE NOT THE SAME AS THOSE OF LIBOR AND THERE IS NO GUARANTEE THAT SOFR (OR COMPOUNDED SOFR) IS A COMPARABLE SUBSTITUTE FOR LIBOR — In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to USD LIBOR. However, the composition and characteristics of SOFR are not the same as those of USD LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of USD LIBOR. While SOFR is a secured rate, USD LIBOR is an unsecured rate. In addition, while SOFR currently is an overnight rate only, USD LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as USD LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for USD LIBOR. See also “— Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes” below.
•	ANY FAILURE OF SOFR TO GAIN MARKET ACCEPTANCE COULD ADVERSELY AFFECT THE NOTES — According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks than competing replacement rates for USD LIBOR that reflect bank-specific credit risk. This may mean that market participants would not consider SOFR a suitable substitute,

JPMorgan Structured Investments —	PS- 4
Fixed to Floating Rate Notes

replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the notes and the price at which investors can sell the notes in the secondary market.

•	THE SECONDARY MARKET FOR THE NOTES MAY BE LIMITED — If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used. Similarly, market terms for debt securities with interest rates based on SOFR, including, but not limited to, the spread over the reference rate reflected in the interest rate provisions or manner of compounding the reference rate, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued debt securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, Daily SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the Interest Rate for the applicable Interest Period (after the Initial Interest Periods) has been determined.
•	COMPOUNDED SOFR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent in accordance with the benchmark transition provisions of the notes described under “Annex A — Effect of Benchmark Transition Event” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the calculation agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to Compounded SOFR, or that any Benchmark Replacement will produce the economic equivalent of Compounded SOFR.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent. If the calculation agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

•	UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent. If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) ISDA or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, Observation Periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

JPMorgan Structured Investments —	PS- 5
Fixed to Floating Rate Notes

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Benchmark Rate and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate	Hypothetical Interest Rate for Months 7 to 24*
9.00%	5.00%
8.00%	5.00%
7.00%	5.00%
6.00%	5.00%
5.00%	5.00%
4.00%	4.00%
3.00%	3.00%
2.00%	2.00%
1.00%	2.00%
0.00%	2.00%
-0.50%	2.00%
-1.00%	2.00%
-2.00%	2.00%

*The Interest Rate cannot be less than the Minimum Interest Rate of 2.00% per annum or more than the Maximum Interest Rate of 5.00% per annum with respect to months 7 to 24.

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.00% × (90/360) = $7.50

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 6.00% on the applicable Determination Date. Because the Benchmark Rate exceeds the Maximum Interest Rate of 5.00%, the Interest Rate applicable to this Interest Period is 5.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 5.00% × (90/360) = $12.50

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is -2.00% on the applicable Determination Date. Because the Benchmark Rate of -2.00% is less than the Minimum Interest Rate of 2.00% per annum, the Interest Rate applicable to this Interest Period is 2.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (90/360) = $5.00

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 6
Fixed to Floating Rate Notes

What is SOFR?

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

“Daily SOFR” means, with respect to any U.S. Government Securities Business Day prior to a Benchmark Replacement Date:

•	the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator's Website at 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day; or
•	if such rate does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator's Website.

Notwithstanding the foregoing, if the calculation agent determines on or prior to the relevant Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement) have occurred with respect to Compounded SOFR, then the provisions set forth below under “Annex A — Effect of Benchmark Transition Event” in this pricing supplement, which we refer to as the benchmark transition provisions, will thereafter apply to all determinations of the rate of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods). In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the amount of interest that will be payable for the applicable Interest Period (after the Initial Interest Periods) on the notes will be an annual rate equal to the Benchmark Replacement (as defined in “Annex A — Effect of Benchmark Transition Event” in this pricing supplement).

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the Secured Overnight Financing Rate); and

“SOFR Administrator's Website” means the website of the Federal Reserve Bank of New York, or any successor source. Information contained in the SOFR Administrator Website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.

See “Selected Risk Considerations — Risks Relating to the Benchmark Rate — Compounded SOFR May Be Replaced By a Successor or Substitute Interest Rate” and “Selected Risk Considerations — Risks Relating to the Benchmark Rate — Uncertainty as to Some of the Potential Benchmark Replacements and Any Benchmark Replacement Conforming Changes We Make May Adversely Affect the Return on and the Market Value of the Notes” for additional information.

JPMorgan Structured Investments —	PS- 7
Fixed to Floating Rate Notes

Historical Information

The following graph sets forth the historical weekly performance of Daily SOFR from April 6, 2018 through July 29, 2022. Daily SOFR on August 3, 2022 was 2.29%. We obtained the levels of Daily SOFR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates do not reflect the daily compounding method used to calculate Compounded SOFR. The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of Compounded SOFR or any Benchmark Replacement on any Determination Date. There can be no assurance that the performance of Compounded SOFR will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Variable Rate Debt Instruments,” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Based on market conditions as of the issue date of the notes, we will determine whether the notes are treated for U.S. federal income tax purposes (1) as providing for a single qualified floating rate (“QFR”) or (2) as providing for a single fixed rate followed by a QFR.

If the initial fixed rate on the notes is within 0.25% of the Benchmark Rate as of the issue date of the notes, the notes will be treated as providing for a single QFR. In that case, the notes will not be treated as issued with original issue discount (“OID”) and interest paid on the notes will be treated as qualified stated interest (“QSI”).

However, if the initial fixed rate on the notes is not within 0.25% of the Benchmark Rate as of the issue date of the notes, the notes will be treated as providing for a single fixed rate followed by a QFR. In that case, under Treasury regulations applicable to variable rate debt instruments, the notes may be treated as issued with OID. In that case, in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules described under “— Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Qualified Stated Interest and Original Issue Discount” in the accompanying product supplement are then applied for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on your notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by contacting a member of the J.P. Morgan Structured Investments team at (800) 576-3529.

JPMorgan Structured Investments —	PS- 8
Fixed to Floating Rate Notes

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the notes, which will generally equal the amount you paid to acquire the notes, increased by the amount of OID (if any) previously included in income by you with respect to the notes and reduced by any payments other than QSI received by you with respect to the notes. This gain or loss will generally be long-term capital gain or loss if you have held the notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Supplemental Plan of Distribution

WFS, acting as agent for JPMorgan Financial, will receive selling commissions from us and will pay selected dealers all or a portion of these selling commissions.  These selling commissions will vary and will be up to $4.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If all of the notes are not sold on the Pricing Date at the initial price to the public, the agent and/or any dealers may change the offering price and the other selling terms and thereafter from time to time may offer the notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

JPMorgan Structured Investments —	PS- 9
Fixed to Floating Rate Notes

Annex A — Effect of Benchmark Transition Event

Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred at or prior to the Reference Time in respect of any determination of the Benchmark Rate on any date, the Benchmark Replacement will replace the then-current Benchmark Rate for all purposes relating to the notes during the applicable Interest Period (after the Initial Interest Periods) in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us or by the calculation agent pursuant to the benchmark transition provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;
•	if made by us, will be made in our sole discretion;
•	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and
•	notwithstanding anything to the contrary in the indenture or the notes, shall become effective without consent from the holders of the notes or any other party.

If the calculation agent does not make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions, then we will make that determination, decision or election on the same basis as described above.

Certain Defined Terms. As used herein:

“Benchmark Rate” means, initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark Rate, then “Benchmark Rate” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark Rate and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(3)	the sum of: (a) the alternate rate of interest that has been selected by us as the replacement for the then-current Benchmark Rate giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark Rate for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)	the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;
(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “Interest Period,” “Observation Period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we decide that adoption of any portion of such market practice is not administratively feasible or if we determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

JPMorgan Structured Investments —	PS- 10
Fixed to Floating Rate Notes

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark Rate permanently or indefinitely ceases to provide the Benchmark Rate; or
(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark Rate:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark Rate announcing that such administrator has ceased or will cease to provide the Benchmark Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark Rate;
(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark Rate, the central bank for the currency of the Benchmark Rate, an insolvency official with jurisdiction over the administrator for the Benchmark Rate, a resolution authority with jurisdiction over the administrator for the Benchmark Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark Rate, which states that the administrator of the Benchmark Rate has ceased or will cease to provide the Benchmark Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark Rate; or
(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark Rate announcing that the Benchmark Rate is no longer representative.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark Rate means (1) if the Benchmark Rate is Compounded SOFR, 3:00 p.m. New York time on the relevant Determination Date, and (2) if the Benchmark Rate is not Compounded SOFR, the time determined by the calculation agent in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

JPMorgan Structured Investments —	PS- 11
Fixed to Floating Rate Notes